Exhibit 99.8 • Xxx • Xxx Exteriors Sean Gadd

HOUSING STARTS Millions of Starts of Millions Starts of Millions Source: Dodge Data & Analytics Single-family growth stable. Multi-family growth moderating. PAGE 2

REPAIR & REMODEL Repair & Remodel Project Growth Source: Hanley Wood Repair & remodel projects continue to grow at ~5% annually PAGE 3

KEY TAKEAWAYS • Market is growing at a moderate rate, which is good for James Hardie • It provides the right environment to grow market share • Builders and contractors are confident and looking to differentiate PAGE 4

AGENDA • Strategy = 35/90 • How it works • Penetration vs. vinyl and wood • Defend against lower value alternatives • Key enablers of the strategy • ColorPlus ® Technology • Non-metro markets • Aspyre PAGE 5

• Xxx • Xxx 35/90 – Exteriors Growth Strategy

35/90 – EXTERIORS GROWTH STRATEGY • Exteriors growth strategy remains 35/90 • Organic growth strategy measured by our growth above our market index (primary demand growth) • Primary demand growth is delivered by: • Winning share from vinyl and wood • Defending against lower value alternatives Primary Demand Growth (PDG) Grow Defend vs. Other vs. OSB Siding vs. Vinyl vs. Wood Fiber Cement & Hardboard PAGE 7

35/90 – EXTERIORS GROWTH STRATEGY

Market segmentation ... JH positioned for growth in all segments

- Single family ~85%, multi-family ~15%
- ~40% new construction, ~60% repair and remodel



Siding Market Share
Non-Wood Look
Wood
Vinyl
CFC
James Hardie
Non-Wood Look
Wood
Vinyl
CFC
James Hardie
Today
Share @ 35/90
Segment Market Size & Terminal Composition
Multi Family
Single Family New Construction
Repair & Remodel
> 35% terminal market share
< 35% terminal market share
> 35% terminal market share

Source: NAHB + Internal Management Estimates

35/90 requires participation in all geographies and segments

JamesHardie PAGE 8

35/90 – VALUE PROPOSITION VS. COMPETITION Vinyl Wood & Wood Alternatives Competitive Fiber Cement • Exterior appeal • Product Durability • Trusted brand – curb, porch and deck • Low maintenance • Engineered for Climate® • Durability - Resistance to fire & abuse • Full product range for all • Technology types of homes and • Low maintenance with a segments • Manufacturing scale refresh solution • Full exterior & core color • Representation & support • Based on the value, James offering Hardie fiber cement is • Diversified segments affordable • JH company support & representation PAGE 9

• Xxx • Xxx Grow Against Vinyl

JAMES HARDIE VERSUS VINYL Historic Vinyl Share Source: NAHB + Internal Management Estimates Positioned to accelerate our market share against vinyl with color by leveraging our superior value proposition, sales force and market development approach PAGE PAGE 11

MARKET DEVELOPMENT VS. VINYL – NEW CONSTRUCTION • Market development approach  Segment, Target, Position  “Money Ball” • For the target builder looking to differentiate Segment • Providing a better looking home • Sell their homes at a higher price Target • Sell their homes faster Position • Supporting through transition • Leveraging the win PAGE 12

TOTAL COST VERSUS PERCEIVED VALUE Fiber Cement has a compelling value proposition against vinyl Fire Drive Low Resistance Affordability Maintenance Curb Durability $ Appeal Sell the affordable gap Vinyl Current JH New JH Source: Internal Management Estimates Curb Appeal Durability Fire Resistance PAGE 13

ACCELERATING GROWTH AGAINST VINYL In the single-family new construction segment, driving affordability for the builder will significantly increase the available market size for James Hardie House Closings By Price Band Number Number of closings Starter 1st 2nd Semi custom Luxury homes Move up Move up Source: Metra Study Customer willing & Customer willing & able to pay ~$5k-$9k able to pay ~$10k+ premium premium PAGE 14

4 KEY LEVERAGE POINTS FOR AFFORDABILITY Channel • Enable most efficient supply chain • Increase available capacity Install • Drive site & process efficiency • Deliver optimized systems • ColorPlus ® Technology eliminates field paint costs Product • Product enhancements to drive efficiencies • Value articulation Sales Execution • Non-product value-add services • Tactical pricing for influential customers PAGE 15

ACCELERATE ADOPTION Marketing Developer Investment Program Architect Advocate Program Builder Conversion Fund Employee Targeted Advocacy Geography Installer Partnership Program Affordable Realtor Design Engagement Offer PAGE 16

MARKET DEVELOPMENT VS. VINYL – REPAIR AND REMODEL • Market development approach  Segment, Target, Position • Target homeowner looking for a re-side • In the right neighborhood • James Hardie “Lockdown” • Vinyl battleground PAGE 17

VALUE FOR CONTRACTORS Via an aligned contractor • Looking to partner and grow • Position James Hardie fiber cement products in the home • At the right price PAGE 18

RE-SIDE LEADS FOR PARTNER CONTRACTORS Over 15,000 home owner leads generated in 2017 PAGE 19

REPAIR AND REMODEL • Drive awareness and preference for James Hardie with ColorPlus ® technology in vinyl battleground neighborhoods • Sell value proposition directly to the home owner via an aligned contractor • Leverage that home in the desired neighborhood • Move the battleground neighborhood to a fiber cement standard ... then move to an adjacent neighborhood that references this new standard • Create the “Wake” PAGE 20

ENHANCING THE WAKE PAGE 21

• Xxx • Xxx Defend Against Lower Value Alternatives

WIN AGAINST LOWER VALUE ALTERNATIVES • As we pull a market off a vinyl standard, builders we don’t touch move to hard siding • Lower value alternatives can pick up some of this business • “Me too” positioning • Utility product benefit, particularly trim • Ease of install PAGE 23

WIN AGAINST LOWER VALUE ALTERNATIVES • Targeted geographic approach • Sell the superior advantages of James Hardie fiber cement exterior to the homeowner via our builders and aligned contractors • Tactically deliver competitive packages to the builder 1. ColorPlus® Technology 2. Full-wrap 3. 100% Hardie™ • Build stronger partnerships and value with installers and trades • Deliver a winning strategy in non-metro markets PAGE 24

POSITION FIBER CEMENT AGAINST WOOD James Hardie siding products are designed to combat the shortcomings of wood and wood alternatives to provide a longer-lasting, lower- maintenance, weather resistant exterior “No Wood Is Good” Don’t be fooled. When it comes to long-term on-the-wall performance, engineered wood siding still performs like wood. PAGE 25

STRATEGIC GAME PLAN • Product superiority – cement vs. wood • Company vs. Company – primary demand / value creation • Full product portfolio • Move to ColorPlus® Technology as the primary solution • Sell full wrap (primed siding and trim) • Fulfill design needs with the Aspyre collection from James Hardie™ • Create barriers throughout our value chain to maintain market position as we drive adoption of fiber cement • Focus on the affordability gap driving conversions • Leverage our sales resources and execute fast – single focus PAGE 26

VALUE ADD PARTNER PROGRAMS PAGE 27

GO-FORWARD • Central US market focus • “No Wood is Good” marketing strategy • Maintain direct sales, primary demand model • Continue to develop account management competency • Accelerate growth in non-metro markets • Improved non-product value creation to JH partners PAGE 28

• Xxx • Xxx ColorPlus® Technology

WIN WITH COLOR • ColorPlus ® Technology remains a key enabler for future growth against vinyl and lower value alternatives • James Hardie has significant scale advantage with ColorPlus ® Technology • ColorPlus ® Technology penetration flattened as we moved away from building an efficient supply chain design • ColorPlus ® Technology is at the forefront of our go-to-market strategy PAGE 30

COLORPLUS® TECHNOLOGY VALUE PROPOSITION

ColorPlus® Technology can create more value for customers:

- KEEP: Delivers a factory applied finish – better than field paint
- REINFORCE: Able to provide benefit of a lower total cost solution in many markets ... particularly "mid paint cost markets"

Cost of Primed Hardie & Field Paint vs. ColorPlus® Technology (Before Cost of Install)


Low Paint Cost Market
$'s
Paint Labor
Cem Primed
JH C+
Mid Paint Cost Market
$'s
Paint Labor
JH Primed
JH C+
High Paint Cost Market
$'s
Paint Labor
JH Primed
JH C+

Source: Internal Management Estimates

JamesHardie

PAGE 31

COLORPLUS® TECHNOLOGY STRATEGIC IMPORTANCE

In addition to competitive installed cost, ColorPlus® offers other important benefits:

Competitive Advantage

- Hardie's scale enables more efficient manufacturing and distribution of prefinished product
- Hardie's pull strategy enables channel members to get acceptable inventory turns on stocked colors
- A prefinished market builds moats due to complexity of execution for close alternatives

JH Returns

- ColorPlus® Technology delivers strong contribution to company returns

JamesHardie PAGE 32

COLORPLUS ® TECHNOLOGY PENETRATION: BLOCKERS Blocking Challenges: “Medium Paint Cost Markets” Product Install Supply Chain • Not clearly delivering • Pool of capable C+ • Complexity of product affordability labor is lacking in many offering can lead to markets increased investment in inventory • Promoting more • Lack of local availability accessories & color • Installers unfamiliar with of product range hinders choices than most want C+, learning curve builder adoption to pay for inefficiency can lead to higher install costs • No clear direction from JH to help coordinate supply chain PAGE 33

COLORPLUS ® TECHNOLOGY PENETRATION: SOLUTIONS Blocking Challenges: “Medium Paint-Cost Markets” Product Install Supply Chain • Not clearly delivering • Pool of capable C+ • Complexity of product affordability labor is lacking in many offering can lead to • Manufacturing • Localizedmarkets • Install Ramp higher• Localizedmargins Efficiency Product Support Product Range Range • Lack of local availability •• PromotingProduct more • Product • Operational of product range hinders accessoriesDevelopment & color • Installers unfamiliarDevelopment with Support builder adoption choices than most want C+, learning curve to pay for inefficiency can lead to • No clear direction from higher install costs JH to help coordinate supply chain Win With Color PAGE 34

PILOT MARKETS SHOW POTENTIAL OF ‘WIN WITH COLOR’ As we activate our “Win With Color” strategy in pilot markets, we see good indicators for future markets NA Color Penetration “Win With Color” Pilot Markets 30% Potential 40% 25% 20% 15% 10% 5% 0% FY09 FY18 M��w�st�Ma�k�t�A M���South�Ma�k�t�B Target for C+ to comprise ~40% of our product mix PAGE 35

• Xxx • Xxx Non-Metro

NON-METRO MARKETS • Winning in non-metro markets remains key deliverable to achieve 35/90 PAGE 37

NON-METRO MARKET ASSUMPTIONS

- Lower population density → *more difficult to cover with direct sales*
- Lower average income & home values → *less willingness to pay*
- Large geographic spread & lower volumes → *more expensive distribution*
- Fragmented installer base → *harder to train on new products*
- Relationship-driven culture → *more influence by local dealers*

Result: Lower cost, easier to install lower value alternatives have disproportionate share

JamesHardie PAGE 38

IMPORTANCE OF NON-METROS Non-metro markets are in the aggregate a larger market than metros ... we cannot achieve 35/90 without a stronger presence in these markets US Housing Starts – Addressable We��el�eve�we��eed� ~��%�pe�e���������f����- me���s�����ch�eve���/9� Source: Dodge Analytics & Internal Management Definitions As a result, we are developing strategies for more effective non-metro performance and will allocate increasing resources to this segment PAGE 39

NON-METRO – HOW IT WORKS • James Hardie’s job is to change the market standard • Find or create natural aggregation points • Improve efficiency/cost • Integrate non-metro installers and dealers into the James Hardie network PAGE 40

STRATEGIC OBJECTIVE AND GO-FORWARD GAME PLAN • Introduce non-metro segment team to accelerate market adoption • Aligning partners & eliminating market barriers • Create a repeatable approach to plan, target & accelerate growth • Focus on the affordability to drive conversion from vinyl and wood based alternatives • Right dealer, right installer ... delivering color in an easy way PAGE 41

KEY TAKEAWAYS • We cannot deliver 35/90 without growth in non-metros • Implementation of a James Hardie market acceleration team • Network of in market partners delivering the value proposition of fiber cement to builders and homeowners • Affordability throughout the supply chain remains key • Unique programs to ensure long term retention of conversions following market development activities PAGE 42

• Xxx • Xxx Aspyre Collection from James Hardie™

ASPYRE ENABLES GROWTH AGAINST WOOD… To achieve 35/90, we must capture market share against wood The Aspyre collection is a product line designed to target 300 mmsqft of high-end wood Aspyre allows us to defend against low-value alternatives and new entrants, while extending the fiber cement S-curve as traditional James Hardie users graduate to higher-end aesthetics Aspyre extends the reputation of James Hardie as a product leader PAGE 44

BY TARGETING THE TOP-OF-MARKET SEGMENT… Reveal® Outdoor Living: Accent Shiplap Ceiling Bar Surround Reveal Shiplap Column Ceiling Horizontal Vertical Shiplap Shiplap Applications Aspyre Products • Vertical and Horizontal Siding • Shiplap: ~3500 Sqft • Reveal accents and Columns • Reveal: ~2000 Sqtt • Ship porch ceiling and outdoor living space PAGE 45

ENABLING VERSATILE DESIGN OPTIONS… • Lock-joints enable hidden fasteners and easy install • Thick planks enable mitered corners delivering desired contemporary design • Machined profiles enable high-end wood profiles and design PAGE 46

BUILDING ON CORE JH ADVANTAGES • Engineered for Climate® Performance • Resistance against rot, fire, pests • Low maintenance Financials Brand • Revenue per home • #1 Fiber Cement brand • Margin dollars/home • Architect awareness Channel Manufacturing • Local market stocking positions • Capacity expansion • Complementary to core products • Product development PAGE 47

• Xxx • Xxx Key Takeaways

KEY TAKEAWAYS • Housing market remains relatively strong • Hardie is set to accelerate share growth through market development against vinyl and through a sales approach against low value alternatives and wood • Hardie has the scale advantage to use color as a key enabler • Hardie has an innovative approach for small markets that will enable us to grow there • The Aspyre Collection from James Hardie™ rounds out our product offering, protecting our brand and allowing us to grow against wood PAGE 49

• Xxx • Xxx Q&A